REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT
Date of Report: September 30, 2011
Dragon Jade International Limited (Exact name of registrant as specified in its charter
1503, The Phoenix, 21-25 Luard Road, Hong Kong, SAR, China (Address of Principal Executive Offices)
Registrant's telephone number, including area code: 011-852-2527-8368

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  form is  also  thereby  furnishing  the  information  to the Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of 1934                      Yes  ☐                              No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

DRAGON JADE INTERNATIONAL LIMITED

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Balance Sheet

	September 30,	March 31,
	2011	2011
Assets
Current assets
Cash and Bank Deposits	$15,040	$17,595
Amount due from Related Parties	0	0
Deposit & Other receivable	8	8
Total current assets	15,048	17,603

Plant, machinery and equipment, net	0	0

Total assets	15,048	17,603

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	770	129
Total current liabilities	770	129

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 shares issued at no par value	158,266	158,266
Retained earnings	(143,946)	(140,760)
Other Comprehevsive Income	(42)	(32)
Total stockholders' equity	14,278	17,474

Total liabilities and stockholders' equity	$15,048	$17,603

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Statement of Operations

	For the 6 months ended
	September 30,
	2011	2010

Revenue	$4,626	$4,631

Expenses
Selling, general and administrative	(7,816)	(14,462)

Income/(loss) from operations	(3,190)	(9,831)

Other income	0	0
Interest income	4	11
Total other income	4	11

Loss from operations	(3,186)	(9,820)

Income tax	0	0

Net loss	(3,186)	(9,820)

Currency exchange loss	10	1

Comprehensive loss	$(3,176)	$(9,819)

Net Loss per share	$(0.0001)	$(0.0003)

Net Comprehensive loss per share	$(0.0001)	$(0.0003)

Weighted average common shares outstanding	30,410,000	30,410,000

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Stockholder’s Equity

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2010	30,410,000	$158,266	$(119,935)	$32	$38,363

Net loss for the 6 months ended Sep 30, 2010	--	--	(9,820)	--	(9,820)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	1	1

Balance, September 30, 2010	30,410,000	158,266	(129,755)	33	28,544

Net loss for the 6 months ended Sept. 30, 2011			(11,005)		(11,005)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(65)	(65)

Balance, March 31, 2011	30,410,000	158,266	(140,760)	(32)	17,474

Net loss for the 6 months ended Sep 30, 2010	--	--	(3,186)	--	(3,186)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(10)	(10)

Balance, September 30, 2011	30,410,000	$158,266	$(143,946)	$(42)	$14,278

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Cash Flow

	For the six months ended
	September 30,
	2011	2010
Cash flows from operating activities
Net loss	$(3,186)	$(9,820)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	0	0
Changes in assets and liabilities:
Deposits and other receivables - Related	0	3
Deposits and other receivables - Third	0	0
Accounts payables	0	0
Accrued liabilities and other payables-Third	641	0
Net cash (used in) operating activities	(2,545)	(9,817)

Cash flow from investing activities
Acquisition of assets	0	0
Acquisition of a subsidiary	0	0
Net cash (used in) investing activities	0	0

Cash flow from financing activities
Cash advancd from directors	0	0
Cash for private placement	0	0
Cash for issuance of shares	0	0
Net cash provided by financing activities	0	0

Effect of foreign exchange rate changes on cash and cash equivalent	(10)	8

Cash and cash equivalents:
Net (decrease) increase	(2,555)	(9,809)
Balance at beginning of period	17,595	50,412
Balance at end of period	15,040	40,603

Supplemental cash flow information:
Cash paid for income taxes	0	0
Cash paid for interest	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$0	$0

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DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.           The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding. On August 25, 2008 the Company entered into a merger agreement with KASH Strategic Limited, a privately held corporation.  On January 19, 2009, the Company consummated the transaction contemplated by the merger agreement.  All of the capital stock of KASH Strategic Limited was exchanged for an aggregate of 30,000,000 shares of the Company’s capital stock.  For accounting purposes, the acquisition will be accounted for as a recapitalization with the transaction treated as a reverse acquisition, with Dragon Jade International Limited as the legal acquirer and KASH Strategic Limited as the acquired party.  The assets and liabilities of the acquired entity, KASH Strategic Limited will be brought forward at their book value and no goodwill will be recognized.  The historical financial statements are a continuation of the financial statements of KASH Strategic Limited.  Due to the recapitalization accounting, the common shares amounts in the historical financial statements have been retroactively adjusted to reflect the merger.

Details of the Company’s subsidiary (which together with the Company are collectively referred to as the “Group”) and its principal activity as of September 30, 2011 was as follows:

Name	Place of Registration	Percentage of equity interest attributable to the Group	Principal Activity
Kash Strategic Ltd. (“KSD”)*	HK	100%	Provide corporate consultancy and advisory service

*	KSD was incorporated on October 31, 2003 in Hong Kong. It is subsidiary of the Company and it consolidated into the Company’s financial statements.

2.           Summary of Significant Accounting Policies

(a) Basis of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiary.  All significant inter-company accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of September 30, 2011 and 2010, the Company did not have any cash equivalents.

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(d) Plant and Equipment

Plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less.  Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:

Furniture and fittings	4 years
Computer equipment	4 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

(e) Impairment of Assets

In accordance with ASC Topic 360, formerly Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of September 30, 2011 and 2010, no impairment loss has been recognized.

(f) Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes.  Any tax paid by subsidiaries during the year is recorded.  Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.

A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

(g) Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.  The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably. Revenue from professional service arrangements if generally determined based on time and materials or a cost plus a profit margin measure. Revenue for professional services is recognized as the services are performed (proportion basis). Losses on professional contracts, if any, are provided for in the period in which the loss becomes determinable. Invoicing for services rendered generally occurs with one to two weeks after each month end in which the services are provided. Revenue earned which has not been invoiced at the last day of the period is included in the balance of trade receivables, net in the balance sheet. Revenues received which have not been earned at the last day of the period are included in the balance sheet liability section as deferred revenues.

The registrant has based its revenue recognition policy using guidance provided by SEC Staff Accounting Bulletin 104.

The Company recognized revenue when services are provided or in proportion basis according as terms of contracts applicable.

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(h) Foreign Currency Transactions

The consolidated financial statements of the Company are presented in United States Dollars (“US$”).  Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date.  All transaction differences are recorded in the income statement

The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with ASC Topic 830 formerly SFAS No. 52, "Foreign Currency Translation".  Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

September 30, 2011
Balance Sheet	US$0.12846 to HK$1.00
Statement of income and comprehensive income	US$0.12851 to HK$1.00

(i) Fair Value of Financial Instruments

ASC Topic 820 formerly SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet.  The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

(j) Earnings/(Losses) Per Share

Basic losses per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(k) Accumulated Other Comprehensive Income

The Company follows the guidance provided by ASC Topic 220 formerly Statement of Financial Accounting Standard (“SFAF”) No. 130, “Reporting Comprehensive Income.” Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

(l) Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations.  Under FASB ASC Topic 718 we are required to measure compensation costs for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

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The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC  Topic 718, Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.  If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

(m) New Accounting Pronouncements

In February, 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2010-09, Subsequent Events (Topic 855); Amendments to Certain Recognition and Disclosure Requirements, effective upon issuance, which removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

In June 2009, the FASB issued the Accounting Standards Codification (“FASB ASC”) as the sole source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements, effective for interim and annual periods ending after September 15, 2009.  FASB ASC does not change GAAP, but changes the way accounting principles are referenced in financial statements and notes to financial statements.  As required, we adopted FASB ASC in the first quarter of fiscal 2010 and, other than accounting principle resource referencing FASB ASC had no impact on our financial statements as of and for the years ended March 31, 2011.

3.           Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the year.

4.           Officers Compensation Expense

Our financial statements do not reflect officers compensation expense since the officers have elected to forgo their compensations valued at $57,500 and $57,500 respectively, for their positions for the fiscal year ended March 31, 2011 and 2010. And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal years ended March 31, 2011 and 2010 would have increased by $57,500 and $57,500 respectively.

5.           Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

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6.           Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	September 30, 2011	March 31, 2011

Cash at Bank	$14,905	$17,460
Cash on Hand	135	135
Total	$15,040	$17,595

7.           Related Party Transactions

As of September 30,  2011, the Group has the following balance with related party:-

On January 16, 2009, the Company had issued a total of 30,000,000 shares of the company's common stock to the original shareholders of KSD per a supplementary agreement dated August 28, 2008 regarding the acquisition of KSD by Dragon Jade at consideration of US$3. Subsequently, they paid cash to the Company. As a result, Mr. WONG Ka Ming, Mr. HUNG Kwok Wing and Metrolink Holdings Ltd. respectively holds 10,500,000 shares, 10,500,000 shares and 9,000,000 shares of the company's common stock. Worldwide Gateway Co. Ltd., one of the original shareholders of KSD had assigned its interest in the Company to Metrolink Holdings Ltd.

8.           Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region.  Since Hong Kong is economically stable, it is always possible that unanticipated events in foreign countries could not disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

9.           Commitments and Contingencies

As of September 30, 2011 and 2010, the company did not have any contingent liabilities.

10.         Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has sustained losses totaling $143,946 since inception. The future of the Company is dependent upon its attaining profitability.  The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot achieve profitability and continue in existence.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Revenues for the six months ended September 30, 2011 totaled $4,626, virtually identical with the $4,631 of revenue for the corresponding period of the prior year. Revenues remain subdued as the current economic downturn continues.

Selling, general and administrative expenses for the six months ended September 30, 2011 totaled $7,816, a decrease of $6,646 from the $14,462 for the corresponding period of the prior year. The decrease principally resulted from a decrease in professional fees.

Interest income for the six months ended September 30, 2011 totaled $4, a decrease of $7 from the $11 of interest income for the six months ended September 30, 2010. The decrease in interest income resulted from fewer dollars on deposit and a reduced interest rate paid on such deposits.

As a result of the foregoing, the Company incurred a net loss of $3,186 for the six months ended September 30, 2011 compared to a $9,819 net loss for the six months ended September 30, 2010. Because of a currency exchange gain of $10, the Company had a comprehensive loss of $3,176, or $0.0001 per share, compared to comprehensive loss of $9,819, or $0.0003 per share for the six months ended September 30, 2010 when the Company had currency exchange gain of $1.

Liquidity and Capital Resources:

As of September 30, 2011, the Company had cash of $15,040 and working capital of $14,078. This compares to cash of $40, 603 and working capital of $28,544 as of September 30, 2010.

Cash used in operating activities totaled $2,545 for the six months ended September 30, 2011. This consisted of the net loss of $3,186 and an increase of $641 in accrued liabilities and other payables. This compares with cash used in operating activities of $9,817 for the corresponding period of the prior year, all of which resulted from the net operating loss.
The Company had no investing or financing activities for either the six months ended September 30, 2011 or 2010.

For the six months ended September 30, 2011, the Company had an $10 negative effect from foreign currency exchange rate changes on cash and cash equivalents. For the corresponding period of the prior year, there was a positive effect  of $8 of foreign currency exchange rate changes on cash and cash equivalents. As a result of the forgoing, there was a decrease in cash of $25,563 from September 30, 2010 to September 30, 2011.

The Company currently has cash of $15,040 and working capital of $14,078. Based on current business conditions, the Company believes that it has sufficient capital resources to carry out its business plan for the next twelve month.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dragon Jade International Limited
November 21, 2011	By: /s/Wong Ka Ming
Its: President

November 21, 2011	By: /s/ Yue Kou
Its: Chief Financial Officer

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Certification

I, Ka Ming Wong, certify that:

1. I have reviewed this annual report on Form 6-K of Dragon Jade International Limited.:

2. Based on my knowledge, this  report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant,  is made known to us by others particularly during the period in which thisl report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and

(c)  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a)  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which  are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and

(b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s  internal control over financial reporting.

Date: November 21, 2011
By: /s/ Ka Ming Wong
Chairman, President and Director

Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Ka Ming Wong, the Chief executive officer of  Dragon Jade International Limited. (the “Company”), hereby certifies that, to his knowledge:

(i)  the Report on Form 6-K of the Company for the six months ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 21, 2011
By: /s/ Ka Ming Wong
Chairman, President and Director

Certification

I, Yue Kou, certify that:

1. I have reviewed this annual report on Form 6-K of Dragon Jade International Limited.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant,  is made known to us by others particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and

(c)  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a)  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which  are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and

(b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s  internal control over financial reporting.

Date: November 21, 2011
By: /s/ Yue Kou
Chief Financial Officer

Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Yue Kou, the Chief Financial Officer of  Dragon Jade International Limited. (the “Company”), hereby certifies that, to her knowledge:

(i)  the Report on Form 6-K of the Company for the six months ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 21, 2011
By: /s/ Yue Kou
Chief Financial Officer